Neonode Inc.

Karlavägen 100

115 26 Stockholm, Sweden

+46 (0) 8 667 17 17

May 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Beverly Singleton

Re:	Neonode Inc. – Request for Acceleration
Registration Statement on Form S-3
File No. 333-255964

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Neonode Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 255964) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on Tuesday, May 18, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes Wendy Grasso, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso at (917) 993-3645.

NEONODE INC.

By:	/s/ Urban Forssell
Urban Forssell Chief Executive Officer